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                                                                  CONFORMED COPY

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):      ___Form 10-K      ___Form 20-F   ___Form 11-K    X   Form 10-Q
                                                                  ----
                  ___Form N-SAR     ___Form N-CSR

                  For Period Ended:               March 31, 2006
                                    ------------------------------------------

                  Transition report on Form 10-K Transition report on Form 20-F Transition report on Form 11-K Transition report on Form 10-Q Transition report on Form N-SAR

                  For Transition Period Ended:
                                               ---------------------------

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                             Cambrex Corporation
                             -------------------
                           Full name of Registrant
                                     N/A
                                     ---
                          Former Name if applicable
                            One Meadowlands Plaza
                            ----------------------
          Address of Principal Executive Office (Street and number)
                      East Rutherford, New Jersey 07073
          ---------------------------------------------------------
                           City, State and Zip Code



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                                     PART II
                             RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) / /


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cambrex Corporation was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 by May 10, 2006 because it has not completed its analysis and reconciliation of certain tax related accounts for December 31, 2005 and prior which have delayed the filing of the 2005 Annual Report on Form 10-K as previously disclosed in the Company's Current Report on Form 8-K filed on April 3, 2006. The Company continues to diligently complete the appropriate analyses, however, until the analyses of the tax accounts are complete, it cannot be determined if adjustments to previously reported financial statements will be required. The Company expects to file its 2005 Form 10-K and Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 with the U.S. Securities and Exchange Commission as soon as practical after completing the above referenced work. The foregoing could not be eliminated without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.
         Luke M. Beshar
         Executive Vice President and Chief Financial Officer
         Cambrex Corporation
         One Meadowlands Plaza
         East Rutherford, New Jersey 07073
         201-804-3010

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                       Yes   X No
                     --     --

Annual Report on Form 10-K for period ended December 31, 2005

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     X  Yes     No
                    --       --

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               Cambrex Corporation
                              --------------------
                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                   Cambrex Corporation
Date:    May 11, 2006        By:   /s/Luke M. Beshar
      ----------------          ------------------------
                                   Name: Luke M. Beshar
                                   Title: Executive Vice President
                                          Chief Financial Officer



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Explanation of the anticipated change in results of operations from the corresponding period for the last fiscal year
--------------------------------------------------------------------------------

     Results for the period ending March 31, 2006 as compared to the period ending March 31, 2005 are included in the Company's Current Report on From 8-K filed on April 28, 2006, which is incorporated herein by reference.

     The financial information referred to herein is unaudited, subject to revision and should not be considered final until the Annual Report on Form 10-K for the period ending December 31, 2005 and the Quarterly Report on Form 10-Q for the period ending March 31, 2006 are filed with the US Securities and Exchange Commission.